DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR January 14, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







					FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    January 14, 2003

3.  Press Release
    -------------

    January 14, 2003

4.  Summary of Material Change
    --------------------------

    VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
    DYMTF announces that it is now completing an interim private financing with assistance from its strategic partner, UK based Rotch Limited. DynaMotive and Rotch continue to coordinate the restructuring of DynaMotive's operations in Europe in accordance to the joint memorandum announced July 2002.

    Financing initiatives: In July, Rotch committed to participate in a $1 million short term equity financing that DynaMotive was pursuing. The financing was successfully completed during the Fall.

    During the last six months of 2002, the Company raised $1,358,278 from equity funding at an average of $0.29 per share for a total of 4,481,509 shares and 1,180,999 three year warrants at an average exercise price of $0.36 per share. An additional amount of $560,660 was also received from government funding. Majority of the funds were used for the operations of the Company, including R&D programs, repayment of debts and capital expenditures.

    DynaMotive and Rotch have now determined that a second equity raising will be sought to fund DynaMotive's market roll out. Rotch will lead and participate in this second round and has committed $300,000 to a planned financing in the $2 million range. Given DynaMotive's aggressive restructuring in 2002, the Company estimates that this financing should allow it to reach a cash flow positive position in late 2003.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 14th day of January, 2003


                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                               (signed)    "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.









DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release - January 14th, 2003

    DynaMotive Extends Partnership with Rotch Securing Interim Financing

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announces that it is now completing an interim private financing with assistance from its strategic partner, UK based Rotch Limited. DynaMotive and Rotch continue to coordinate the restructuring of DynaMotive's operations in Europe in accordance to the joint memorandum announced July 2002.

Financing initiatives: In July, Rotch committed to participate in a $1 million short term equity financing that DynaMotive was pursuing. The financing was successfully completed during the Fall.

During the last six months of 2002, the Company raised $1,358,278 from equity funding at an average of $0.29 per share for a total of 4,481,509 shares and 1,180,999 three year warrants at an average exercise price of $0.36 per share. An additional amount of $560,660 was also received from government funding. Majority of the funds were used for the operations of the Company, including R&D programs, repayment of debts and capital expenditures.

DynaMotive and Rotch have now determined that a second equity raising will be sought to fund DynaMotive's market roll out. Rotch will lead and participate in this second round and has committed $300,000 to a planned financing in the $2 million range. Given DynaMotive's aggressive restructuring in 2002, the Company estimates that this financing should allow it to reach a cash flow positive position in late 2003.

Vincent Tchenguiz, Chairman of Rotch Limited said, "Our strategic relationship with DynaMotive continues to grow. We believe that the Company's sustainable, economically viable and ecologically sound energy solution will gain industry acceptance and are confident on the steps taken by the Company in this direction."

Andrew Kingston, DynaMotive CEO, further stated, "DynaMotive continues to be successful in securing equity and other financing for its projects even in these challenging times. The steps that the Company has taken in the latter part of 2002 put us in a position whereby we can move forward and reclaim shareholder value. Our aim is to reach cash flow positive position in 2003 and to limit our need for further financing and dilution to shareholders. We have taken effective steps in this regard."

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.


For more information on DynaMotive, please call:
Corporate Communications  Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380      Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.